Exhibit 9

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated February 12, 2020 relating to the consolidated financial statements of New Gold Inc. and the effectiveness of New Gold Inc.’s internal control over financial reporting appearing in this Annual Report on Form 40-F for the year ended December 31, 2019.

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 27, 2020